UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2005

CREW GOLD CORPORATION

(Name of Registrant)

Abbey House, Wellington Way, Weybridge, Surrey KT13 OTT, Great Britain

(Address of principal executive offices)

News Release January 13, 2005: HURDAL (NORWAY) MOLYBDENITE PROJECT ACQUIRED BY CREW

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx         Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Crew Gold Corporation:  SEC File No. 12b=#1-11816

(Registrant)

Date: March 24, 2004:   /s/ Frederic Puistienne

                                            Frederic Puistienne, C.F.O.

DATE: January 13th 2005

TRADING SYMBOL:

TORONTO & OSLO: CRU

FRANKFURT: KNC, OTC-BB-other: CRUGF

NEWS RELEASE

HURDAL (NORWAY) MOLYBDENITE PROJECT ACQUIRED BY CREW

LONDON, United Kingdom, DATE: January 13th 2005 Crew Gold Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

Crew Gold (Crew) is pleased to announce that its subsidiary, Crew Minerals AS on January 12th 2005 was granted the exclusive title for two porphyry-molybdenite properties located in the Oslo region, Norway, the Hurdal and Skrukkelia Mo projects.

Crew sees this project as a major strategic asset building Crew Minerals further into an independent company. The Hurdal project is the largest molybdenite deposit in Europe. At present molybdenum (Mo) prices the potential value is similar to that of the Mindoro Nickel project. Being located in a politically stable area and close to potential end users, this acquisition is viewed as a major potential value driver for Crew.

Over the last few of years the Molybdenum prices have increased from about 2.5 $/lb in the 90’es to 14 $/lb last year and further to 25-28 $/lb today and with a steadily increasing consumption. The development parallels that of nickel, and the demand for the metal is also strongly associated with the consumption in the stainless and specialty steel sectors. 1% Mo is equivalent to 3% Chrome (Cr) in steel alloys and stainless construction-steel types may contain 2-3% Mo. An increasing range of other metal alloys and non-metallurgical compounds are also making use of Mo, because of its characteristics and the fact that, unlike most other heavy metals, it has low toxicity.

The recognition of stockwork-type molybdenite mineralization led to the discovery of several significant porphyry-type Mo deposits in the Permian Igneous Province of the Oslo region, Norway, in the mid 70’es. Several targets were drill tested along with the recognition of numerous prospects for Mo-mineralization. In Hurdal, some 9,000 meter drilling from 24 holes outlined a deposit, which potentially holds 200 mill tonnes with an average grade of 0.2% MoS2. The data cited are derived from previous work and Crew considers these as preliminary estimates only. The target is well defined by a pronounced magnetic low in the core of a composite granite stock. The Mo-mineralization occurs in an intense fracture stockwork, where the highest grades are encountered in the potassic alteration zone that forms the core of a pervasive sericite alteration within the multiple intrusive granite-porphyry stock. The deposit has striking similarity with the world famous Climax and Henderson Moly deposits, both in size, grade and appearance.

The acquisition of the Hurdal Molybdenite deposit is part of Crew’s strategy to build further value into Crew Minerals, in parallel with its efforts to increase gold production in Crew Gold Corp. Crew Minerals has a different risk profile than Crew Gold where Crew Minerals has a stated strategy of seeking, in a relatively early phase of a project, an off-take agreement or industrial partner that carries the major financial and operational risk in its projects. With the present demand and price situation of molybdenum the Hurdal project fits this strategy. An example of this strategy is the Seqi agreement where all feasibility and capital cost are being carried by Crew’s partner. Mature discussions with a similar philosophy are taking place on the Mindoro Nickel Project and the Pamplona Sulphur project.

Jan A. Vestrum

President & CEO

This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

For more information please contact our UK Head Office (TEL +44 -1932 268755) or by email to enquiries@crewgold.com For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewgold.com